SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2) ☑

Citibank, N.A.

A National Banking Association	13-5266470 (I.R.S. employer identification no.)

3900 Paradise Road, Suite 127 Las Vegas, NV (Address of principal executive office)	89169 (Zip code)

TRIAD AUTOMOBILE RECEIVABLES TRUST 2006-C
THAT ISSUES NOTES UNDER THE RELATED PROSPECTUS AND PROSPECTUS SUPPLEMENT
(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	32-6050693 (I.R.S. employer identification no.)

c/o Wilmington Trust Company., as Owner Trustee
Rodney Square North
1100 N. Market Street
Wilmington, Delaware
Or such other address specified in the applicable
Prospectus Supplement
(Address of principal executive offices)	19890 (Zip code)
Asset Backed Notes

1.	General information. Furnish the following information as to the Trustee:
(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.
Federal Reserve Bank of New York	33 Liberty Street, New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
(b)	Whether it is authorized to exercise corporate trust powers.

Yes.
2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.	List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 — Copy of Articles of Association of the Trustee, as now in effect. (Exhibit 1 to T-1 to Registration Statement No. 2-79983)

Exhibit 2 — Copy of certificate of authority of the Trustee to commence business. (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 — Copy of authorization of the Trustee to exercise corporate trust powers. (Exhibit 3 to T-1 to Registration Statement No. 2-55519)

Exhibit 4 — Copy of existing By-Laws of the Trustee. (Exhibit 4 to T-1 to Registration Statement No. 33-34988)

Exhibit 5 — Not applicable.

Exhibit 6 — The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939. (Exhibit 6 to T-1 to Registration Statement No. 33-19227.)

Exhibit 7 — Copy of the latest Report of Condition of Citibank, N.A. (as June 30th, 2006- attached)

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE
Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 16th day of October, 2006.

CITIBANK, N.A.
By:	/s/ John Hannon
	Name:	John Hannon
	Title:	Vice President

EXHIBIT INDEX

Exhibit	Description
Exhibit 1	Copy of Articles of Association of the Trustee, as now in effect. (Exhibit 1 to T-1 to Registration Statement No. 2-79983)

Exhibit 2	Copy of certificate of authority of the Trustee to commence business. (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3	Copy of authorization of the Trustee to exercise corporate trust powers. (Exhibit 3 to T-1 to Registration Statement No. 2-55519)

Exhibit 4	Copy of existing By-Laws of the Trustee. (Exhibit 4 to T-1 to Registration Statement No. 33-34988)

Exhibit 5	Not applicable.

Exhibit 6	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939. (Exhibit 6 to T-1 to Registration Statement No. 33-19227.)

Exhibit 7	Copy of the latest Report of Condition of Citibank, N.A. (as June 30th, 2006- attached)

Exhibit 8	Not applicable.

Exhibit 9	Not applicable.